April 18, 2005

Scott A. Deininger
Senior Vice President of Finance and Administration
American Tire Distributors, Inc.
12200 Herbert Wayne Court, Suite 150
Huntersville, North Carolina 28078

Re: American Tire Distributors, Inc.
Form 10-K for the year ended January 1, 2005
Commission File Number: 333-61713

Dear Mr. Deininger:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.   Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Item 1. Business, Marketing and Customer Service

Heafnet Rewards, page 9
1. We note that you offer a rewards program whereby dealers earn reward points each time an order is placed online, and that these points can be redeemed for airline tickets, gifts,

vacation packages, and other rewards depending on the point value of the prize chosen. Supplementally explain to us how you have recorded the value of these points. Include in your response the accounting guidance relied on in forming your conclusion as well as the total number and value of points earned in each of the three years in the period ended January 1, 2005. We may have further comments on review of your response.

2. As a related matter, we note that you receive rebates from your vendors under a number of different programs, including volume based programs and cooperative advertising and marketing programs. For each significant program category, please briefly describe the significant contractual terms and conditions of the programs and provide us with a supplemental schedule of activity in your estimated rebate balance for each period for which an income statement has been presented. Supplementally explain the reasons for any significant or unusual increases or decreases in your estimates, if applicable. As a related matter, we assume that EITF Issue 3-10 does not apply to any of these arrangements. If our assumption is not correct, please advise supplementally.

Item 6. Selected Financial Data

(6) EBITDA, page 18
3. It appears from the disclosure in footnote (6) on page 18 that you have presented EBITDA as both a performance and a liquidity measure. Please revise your disclosure to give only the primary reason for the presentation of EBITDA. Please also ensure that you have reconciled EBITDA to the most comparable GAAP measure; that is, if you feel your primary reason for disclosure of EBITDA is as an indicator of your ability to generate cash flow and to service or incur indebtedness, EBITDA should be reconciled to operating cash flows. Refer to the guidance in FR 65. Similar revisions should be made throughout your filing.

4. Supplementally explain to us why you feel the gain on repurchase of the Series D Senior Notes should be included as a reconciling item in your net income to EBITDA reconciliation.

Item 7. Management's Discussion and Analysis

Liquidity and Capital Resources

Repurchase of Senior Notes, page 26
5. Supplementally explain to us the facts and circumstances surrounding the repurchase of the Series D Senior Notes for 53.5% of their face value. What were the business reasons for your offer and why do you believe selected holders chose to accept it?

Consolidated Statements of Cash Flows, page 35

6. Please revise your presentation of financing activities to include gross proceeds and gross payments on long term debt obligations separately. Refer to the guidance in paragraphs 18-20 of SFAS 95.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business, page 36

7. We note from your disclosure in Note 1 that you are a wholesaler of tires, custom wheels and accessories, and related service equipment, and that you serve a number of geographic regions. We also note that you operate as one business segment. Supplementally explain to us how you have defined your operating segments, and why these meet the criteria for aggregation into one reporting segment if applicable. Refer to the guidance in paragraphs 10 and 17 of SFAS 131.

Goodwill and Other Intangible Assets, page 38

8. We note from your disclosure on page 38 that your intangible assets are amortized on a straight line basis using useful lives ranging from 2-15 years. Please revise your disclosure to indicate the useful lives of each category. Also, supplementally justify the useful lives assigned to each category of intangible asset. We may have further comment on your response.

Note 5. Long-Term Debt and Other Financing Arrangements, page 45

9. Supplementally and in future filings, please describe the terms of the sale-leaseback transaction, including the future obligations or circumstances that require or result in your continuing involvement. We assume that no significant gain or loss resulted from the initial sales transaction. If our understanding is not correct, please tell us how any such gain or loss is being reported and recognized.

Note 6. Employee Benefits, Stock Option Plan, page 49

10. We note that 449,200 options exercisable at $8.65 were forfeited during the year ended December 27 2003, and 318,226 option were issued at an exercise price of $4.25 during the year ended January 1, 2005. Supplementally explain the relationship between the options forfeited and the options granted cited above. Include in your response the number of options issued to individuals who also forfeited during 2003 and the timeline of the forfeit/grant cycle.

Note 7. Commitments and Contingencies, page 50

11. Supplementally explain to us how you have considered the Tire Supply Agreement discussed here and in Note 11 in your table of contractual obligations. Include in your response any minimum/maximum unit or dollar requirements.

Note 15. Subsequent Events, page 55

We note your narrative discussion of the merger on page 3. The aggregate purchase price is to be $710 million, less the amount of your net debt at January 1, 2005, certain dividends payable to holders of preferred stock, your transaction expenses, and certain payments to management. To the extent practicable, please tell us the estimated dollar amount of each of these reductions. Describe the nature and purpose of the "payments to management." Finally, please tell us whether any compensation expense will be recorded in connection with the exercise of outstanding options and warrants in anticipation of the merger and/or as a result of your acquisition of restricted shares and unexercised options and warrants prior to the effective time of the merger. If none, please support your conclusion.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-942-2885 or Margery Reich at 202-942-1839 if you have questions or me at 202-942-1995 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief